UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Form 6K dated July 20, 2026
2.	Filing of Form 20-F dated July 20, 2026

July 20, 2026

BSE Limited	National Stock Exchange of India Limited
Listing Department	Listing Department
Phiroze Jeejeebhoy Towers	Exchange Plaza, 5th floor
Dalal Street	Plot No. C/1, G Block
Mumbai 400 001	Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sir/Madam,

Subject   :   Filing of Annual Report in Form 20-F for the year ended March 31, 2026

The Bank has filed its Annual Report in Form 20-F with Securities and Exchange Commission for the year ended March 31, 2026. The details of the same are enclosed for reference.

Yours sincerely,
For ICICI Bank Limited

/s/ VIVEK RANJAN

Vivek Ranjan
Leadership Team

Encl.: As above

Copy to-

(i)	New York Stock Exchange
(ii)	Singapore Stock Exchange
(iii)	Japan Securities Dealers Association
(iv)	SIX Swiss Exchange Ltd.

ICICI Bank Limited
L65190GJ1994PLC021012
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Filing of Form 20-F

ICICI Bank Limited (NYSE: IBN) filed its annual report in Form 20-F for the year ended March 31, 2026 (FY2026) on July 20, 2026, as required by United States securities regulations. The Form 20-F annual report includes the Bank's consolidated financial statements under Indian GAAP and a reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders' equity respectively, under U.S. GAAP, approved by the Audit Committee of the Board.

There are differences in the basis of accounting between U.S. GAAP and Indian GAAP primarily relating to allowance for loan losses, business combinations, consolidation, valuation of securities and derivatives, amortization of fees and costs, securitization, income taxes and fixed assets.

The consolidated net income under U.S. GAAP was Rs. 56,037 crore (US$ 5,972 million) compared to the consolidated profit after tax under Indian GAAP was Rs. 54,208 crore (US$ 5,777 million) at March 31, 2026.

Stockholders' equity as per U.S. GAAP was Rs. 409,093 crore (US$ 43.6 billion) compared to the consolidated net worth as per Indian GAAP of Rs. 363,060 crore (US$ 38.7 billion) at March 31, 2026. The reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders' equity under U.S. GAAP is explained in note 21 of the consolidated financial statements of the Bank in Form 20-F.

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the Securities and Exchange Commission, ICICI Bank files annual report in Form 20-F with the SEC as required by U.S. securities laws and regulations. ICICI Bank in its annual report in Form 20-F includes consolidated financial statements under Indian GAAP, with a reconciliation of profit after tax and net worth under Indian GAAP to net income and stockholders' equity respectively, under U.S. GAAP and a description of differences between Indian GAAP and U.S. GAAP.

Copies of the Form 20-F are available from the United States Securities and Exchange Commission (SEC) website www.sec.gov or on ICICI Bank's website at "About Us/Annual reports" page. Below is the link for Form 20-F for FY2026:

(https://www.sec.gov/Archives/edgar/data/1103838/000095010326010820/dp249803_20f.htm)

ICICI BANK LTD. * MUMBAI *

1

ICICI Bank Limited
L65190GJ1994PLC021012
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Shareholders may obtain a copy of the complete audited financial statements free of charge by writing to Company Secretary, ICICI Bank Limited, ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 or sending an e-mail to companysecretary@icici.bank.in, with details of their shareholding and mailing address.

For further press queries please contact Sujit Ganguli / Kausik Datta at sujit.ganguli@icici.bank.in / datta.kausik@icici.bank.in or corporate.communications@icici.bank.in.

For investor queries please contact Abhinek Bhargava / Nitesh Kalantri at abhinek.bhargava@icici.bank.in / nitesh.kalantri@icici.bank.in or ir@icici.bank.in.

1 crore = 10 million
US$ amounts represent convenience translations at US$1= Rs. 93.83

Mumbai
July 20, 2026

For ICICI Bank Limited

Anindya Banerjee

Anindya Banerjee
Group Chief Financial Officer

ICICI BANK LTD. MUMBAI

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: July 20, 2026	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India